Exhibit 1.01

Spirit AeroSystems Holdings, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (“CMR”) of Spirit AeroSystems Holdings, Inc. and its consolidated subsidiaries (the “Company”) has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended. Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to the Company.

Introduction

Rule 13p-1 requires disclosure of certain information when a registrant manufactures, or contracts to manufacture, products for which Conflict Minerals (as defined below) are necessary to the functionality or production of those products. Conflict Minerals at the date of this Report are defined as columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten.

If any Conflict Minerals are necessary to the functionality or production of products manufactured, or contracted to be manufactured, by a registrant, Rule 13p-1 requires such registrant to conduct in good faith a reasonable country of origin inquiry (“RCOI”) that is reasonably designed to determine whether any of its Conflict Minerals originated in the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, or Zambia (collectively, the “Covered Countries,” and, each, a “Covered Country”), or are from recycled or scrap sources.

The Company is an independent non-original equipment manufacturer (OEM) designer and manufacturer of aerostructures, including fuselages, propulsion systems, and wing systems for commercial and military aircraft and other applications. The Company also serves the aftermarket for commercial and business/regional jets. The Company’s operations include certain products for which Conflict Minerals are necessary to their functionality or production.

Scope of this CMR

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2024. These products, which are referred to in this CMR collectively as the “Covered Products,” are the following: Fuselages, Nacelles, Struts/Pylons, Flight Control Surfaces, and Wing Structures.

The Company’s Conflict Minerals Policy

The Company’s Conflict Minerals Policy is available on its website at https://www.spiritaero.com/company/ethics-compliance/conflict-minerals-policy and is set forth on Appendix A. Information on our website is not incorporated by reference into this CMR or the Form SD to which it relates.

Good Faith Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, the Company has conducted an RCOI regarding its necessary Conflict Minerals. This RCOI was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in one or more of the Covered Countries, or whether any of such Conflict Minerals are from recycled or scrap sources.

The Company conducted an internal assessment of its global supply chain (based on statements of work, bills of materials, and the results of its due diligence efforts from the prior year reporting period) to determine which of its products and components contain, or may contain, Conflict Minerals.

Based on this assessment, the Company identified 334 manufacturing suppliers that supplied the Company with products or components that contain, or may contain, Conflict Minerals (“Relevant Suppliers”). We retained Assent Compliance (“Assent”), a third-party service provider, to assist us in reviewing our supply chain for the 2024 reporting year. In connection therewith, Assent sent an initial e-mail communication to all Relevant Suppliers that included the following:

•a link to an authorization letter notifying such supplier that it will be asked to use the Company’s supplier portal (managed and supported by Assent) to respond to specific data and regulatory requests regarding Conflict Minerals, and that such supplier may be contacted by an Assent representative with educational resources and an onboarding guide on how to provide the necessary data;

•a link to an Assent website describing the Company’s reporting requirements under, and the supplier’s responsibility to help enable the Company to comply with, Rule 13p-1, as well as other supporting materials, including a link to Assent’s Supplier Help Center;

•the Conflict Minerals Reporting Template 6.4 (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”), which includes where to find a current list of smelters and refiners (“SORs”) who have been found to be “RMAP Conformant” (i.e., they have successfully completed the RMI’s Responsible Minerals Assurance Process (“RMAP”) audit or industry equivalent program, maintain good standing in the program, have the systems and processes in place to support responsible sourcing of raw materials, and can provide evidence to support their sourcing activities) or “Active” (representing SORs that have committed to and scheduled an onsite RMAP assessment or are participating in another cross-recognized certification program); and

•a request that the suppliers complete the CMRT by a specified deadline.

Assent also hosted a free Conflict Minerals webinar for Relevant Suppliers in March 2025 covering the Dodd-Frank Act, CMRT due diligence data collection in accordance to OECD guidelines, a demonstration of completing a declaration, and how to interact with Assent. Assent sent several reminder communications via email and telephone to all Relevant Suppliers that had not responded prior to the specified CMRT deadline.

For the 2024 reporting period, the Company received a total of 211 responses to the communications described above. The responses consisted of the following:

•150 Relevant Suppliers responded that such supplier’s products did not contain Conflict Minerals; and
•61 Relevant Suppliers* responded that such supplier’s products contained one or more Conflict Minerals (collectively, the “CM Suppliers”).
* including 6 with technically invalid submissions
Although the CM Suppliers identified an aggregate of 571 SORs used by such suppliers in the production of their products, none of these CM Suppliers indicated which SORs processed Conflict Minerals used in products or components supplied to the Company.
•193 of the entities identified as SORs by the CM Suppliers were determined by Assent not to be SORs (“Unverified SORs”) and were therefore ineligible for an RMI assessment. However, of the 193 Unverified SORs, only 1 reported that their Conflict Minerals were sourced (in part) from at least one Covered Country; 156 did not indicate the country of origin of their Conflict Minerals, and 36 reported that they did not source their Conflict Minerals from Covered Countries.
•Of the CM Suppliers:
◦46 indicated that an aggregate of 79 SORs in their supply chain (59 of which were designated as RMAP Conformant) sourced their Conflict Minerals (in part) from at least one Covered Country, including 3 SORs who were also located in a Covered Country.
◦4 indicated that an aggregate of 4 SORs in their supply chain (all of which were designated RMAP Conformant) were located in a Covered Country, but their Conflict Minerals did not originate in any Covered Country.

◦11 provided no SOR information, 5 of which nonetheless indicated that their Conflict Minerals were not sourced from a Covered Country, and the remainder of which could not determine the source of their Conflict Minerals.
•Of all 571 entities identified as SORs by the CM Suppliers, 240 were RMAP Conformant; 4 were listed as “Active”; and 134 were listed as non-RMAP Conformant/non-Active (as noted above, the 193 Unverified SORs were ineligible for an RMI assessment).
•Of the 134 identified non-RMAP Conformant (and non-Active) SORs; 19 of such SORs reported that their Conflict Minerals were sourced (in part) from at least one Covered Country; and 115 of such SORs did not indicate the country of origin of their Conflict Minerals.
As a result of the foregoing, we were unable to determine whether the Conflict Minerals reported as contained in the CM Suppliers’ products were contained in products or components supplied to us, or to validate which of the identified SORs are actually in our supply chain.

Due Diligence Process

Based on its RCOI, the Company had reason to believe that some of its necessary Conflict Minerals may have originated in the Covered Countries and may not be from recycled or scrap sources and, accordingly, the Company exercised due diligence on the source and chain of custody of such Conflict Minerals.

In conducting its due diligence, the Company followed the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), including the related supplements on gold, tin, tantalum, and tungsten (“OECD Guidance”), an internationally recognized due diligence framework. The Company’s supply chain is international, complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from, nor does the Company have any contractual relationships with, mines or SORs. Therefore, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the SORs are best situated to identify the sources of Conflict Minerals.

The OECD Guidance identifies five due diligence steps:

Step 1: Establish strong company management systems
Step 2: Identify and assess risks in the supply chain
Step 3: Design and implement a strategy to respond to identified risks
Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices
Step 5: Report annually on supply chain due diligence

It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. As the Company is a downstream company, its due diligence practices were tailored accordingly.

The following constitutes the procedures the Company used to identify supply chain risks in relation to Conflict Minerals in the Covered Products, and the due diligence activities undertaken to respond to those risks.

1.    Establish strong company management systems

a.We have established and maintain a cross-departmental team that includes members from our Finance, Supply Chain, Engineering, and Legal departments, which corresponds and meets on an as-needed basis during each reporting period, with participation from external advisers from time to time, including Assent.
b.Our Conflict Minerals Policy incorporates the standards set forth in the OECD Guidance and is reviewed periodically.
c.We maintain internal operating instructions that document the areas of responsibility and deliverables for each relevant department.
d.We utilize the CMRT for collecting Conflict Minerals declarations from our supply base. The use of this tool allows us to assist our suppliers in understanding our expectations and requirements. We also communicate to suppliers our expectation that they assist us in complying with our efforts related to our Conflict Minerals program. We provide suppliers access to our Conflict Minerals Policy through our website (as noted above) or upon request.
e.Records of Conflict Minerals-related documentation are maintained electronically by the Company consistent with the Company’s record retention policies.
f.We do not have a direct or contractual relationship with SORs. However, we have controls in place that are designed to uphold our core values and ethical standards in all interactions with customers, vendors, suppliers, shareholders, fellow employees, and others. These controls include a Code of Conduct (the “Code”) that outlines expected behaviors for all employees, officers, directors and affiliates. The Code is publicly available on our website at https://investor.spiritaero.com/corporate-governance/govdocs/default.aspx under “Code of Conduct.” Any person can utilize our automated ethics reporting system - HelpLine - to proactively report a violation of our Code or other policies, including our Conflict Minerals Policy and related program efforts. In addition, the Company has a Supplier Code of Conduct (available at the above website under “Supplier Code of Conduct”) that outlines our expectations with respect to our suppliers, and includes, among other things, a discussion of our Conflict Minerals Policy.

2.    Identify and assess risks in the Company’s supply chain

a.We identified (through bills of materials, statements of work, and the results of our due diligence efforts from the prior year reporting period) all materials used in the Company’s production of aerostructures and aircraft parts that contain or may contain necessary Conflict Minerals.
b.We identified all Relevant Suppliers through internal supply chain management and accounting systems.
c.We (through Assent) conducted an RCOI with all of our Relevant Suppliers, which included use of the CMRT to help identify whether any necessary Conflict Minerals are included in the products or components supplied to the Company by such suppliers, and if so, their country of origin, as well as a request that the suppliers identify whether they have performed their own due diligence.
d.In addition, we identified any relevant information reported by the supplier or available within the public domain (or Assent’s or the Company’s records) that might indicate that the Company’s necessary Conflict Minerals originated in one of the Covered Countries. To the extent that a survey response identified a SOR, Assent reviewed this information against the list of RMAP Conformant and “Active” SORs. Suppliers associated with RMAP Conformant SORs were assumed to meet the OECD Guidance due diligence standards and responsibly source their materials.
e.We, with assistance from Assent, analyzed Relevant Supplier responses based on the supplier’s statement of work and bills of materials to aid in the determination as to whether such responses were consistent with the Company’s expectations. Assent sent additional notifications to all unresponsive Relevant Suppliers and Relevant Suppliers whose responses were incomplete. Assent reviewed the responses against criteria they developed to determine which suppliers required further engagement, including inconsistencies within the data reported in the CMRT or with Assent’s compiled information regarding the SOR’s sourcing practices. Assent uses numerous factors to determine the level of risk that each SOR poses to the supply chain by identifying red flags, including: (i) geographic proximity to a Covered Country; (ii) known mineral source country of origin; (iii) RMAP audit status; (iv) credible evidence of unethical or conflict sourcing; and (v) peer assessments conducted by credible third-party sources. As all responses were on a “supplier-level” (and not product-specific) basis, the Company received no response (to either the initial communication or any follow-up inquiries) from any Relevant Supplier indicating that Conflict Minerals in our Covered Products originated in Covered Countries or benefited or financed armed groups therein.

3.    Design and implement a strategy to respond to the risks

Our Conflict Minerals team reports our findings annually to management prior to the issuance of our Form SD and this CMR. Our Conflict Minerals team also reports any significant due diligence findings to management as they arise. If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources (including Assent), the Company determines that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups in the Covered Countries, the Company will express its concerns with its suppliers about providing revenue to armed groups within the Covered Countries, and how to manage and/or mitigate the risk. There was no instance in our due diligence for the 2024 reporting period where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade, or disengage with a supplier.

4.    Carry out independent third-party audit of smelter/refiner’s due diligence practices

As no direct or contractual relationship exists between the Company and any SORs, the Company does not perform or direct audits of these entities within our supply chain. However, downstream companies (like the Company) can support these audits by supporting or joining industry organizations. The Company was a member of the Aerospace Industries Association (the “AIA”), a trade association representing major aerospace and defense manufacturers and suppliers in the United States, during the period covered by this CMR. The AIA created a Conflict Minerals Working Group tasked with providing education and best practices tools to help support Conflict Minerals control and responsible sourcing. In addition, the Company used the RMAP to identify SORs who were found to be “Conformant,” and instructions on where to find that list was included in the CMRT sent to suppliers for their information.

5.    Report annually on supply chain due diligence

a.Our Conflict Minerals team provided management with periodic process updates during the reporting period and through the Form SD filing date.
b.Our Conflict Minerals team informed management of due diligence efforts and results with respect to the reporting period.
c.We completed and filed this CMR, and the Form SD to which it relates.

Based upon the due diligence described above (and given the response rate of the Company’s Relevant Suppliers, and the lack of specificity of information obtained from responding suppliers), the Company was unable to conclude whether its necessary Conflict Minerals in the Covered Products originated in the Covered Countries and, if so, whether they were from recycled or scrap sources, or came from sources that directly or indirectly financed or benefited armed groups, as such term is defined in Rule 13p-1. Further, based on the data provided by the CM Suppliers, the Company was unable to determine or describe the facilities used to process its necessary Conflict Minerals in the Covered Products or determine their mine(s) or location of origin. The Company’s efforts to identify the specific mine or location of origin of the Conflict Minerals included the use of the due diligence measures described above.

The Company continues to evaluate its diligence process and intends to take actions to improve the information gathered from suppliers. These steps include reviewing the list of “in-scope” products and suppliers, engaging with suppliers who did not provide responses to the CMRT, engaging with responding suppliers to obtain current, accurate and complete information about the supply chain and supply chain participants closer to SORs, increasing our use of third-party developed software to help increase efficiency and identify suppliers that may require follow-up procedures, and participating in in industry initiatives encouraging “conflict-free” supply chains.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “should,” “target,” “will,” “would,” and other similar words or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. Actual outcomes and results may differ materially from forward-looking statements. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. These risks and uncertainties may be beyond our control, and may include (but are not limited to) the following: regulatory changes and judicial developments relating to the Conflict Minerals rule; changes in or developments related to our products or our supply chain; and industry developments relating to supply chain diligence, disclosure, and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise, except as required by law.

APPENDIX A

CONFLICT MINERALS POLICY

Spirit AeroSystems, Inc. is committed to the responsible sourcing of minerals throughout its global supply chain. In 2012, the U.S. Securities and Exchange Commission (“SEC”) issued a “conflict minerals” rule, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which requires specified disclosures with respect to “conflict minerals” (cassiterite, columbite-tantalite (coltan), gold, wolframite and three specified derivatives: tantalum, tin and tungsten) which may have originated in the Democratic Republic of Congo (“DRC”) or any of the DRC’s adjoining countries (the “Covered Countries”) in products manufactured or contracted to be manufactured by Spirit AeroSystems. Spirit is committed to complying with the Dodd-Frank disclosure requirements.

•We support the aims and objectives of the U.S. legislation on the supply of “conflict minerals.”
•We do not knowingly procure “conflict minerals” from sources that directly or indirectly benefit or finance armed groups in the Covered Countries.
•We encourage our suppliers to establish policies, due-diligence frameworks and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk-Areas that are designed to accomplish this goal and request their suppliers to do the same.
•We encourage our suppliers to undertake reasonable due diligence with their supply chains in an effort to assure that our “conflict minerals” are being sourced only from mines and smelters/refiners outside the Covered Countries, or mines and smelters/refiners which have been certified by an independent third party as “conflict free” if sourced within the Covered Countries.

Our intention is not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of our products or components contain “conflict minerals” from a mine or facility in a Covered Country that is not “conflict-free,” we will work toward transitioning to products/components that are “conflict-free.”